Exhibit 99.5

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-290324 on Form F-10 of our report dated September 3, 2026, relating to the financial statements of New Pacific Metals Corp. appearing in this Current Report on Form 6-K dated September 3, 2026

/s/ Deloitte LLP

Chartered Professional Accountants

Vancouver, Canada

September 3, 2026